Exhibit 99.2
Email to PFS Employees

September 14, 2023
Subject: Important Message from Mike: GXO Acquires PFSweb, Inc.

Two years ago, I spoke to you about my excitement for PFS’ future on the heels of selling our LiveArea business unit to Merkle. Since then, we have achieved a great deal as a company and I’m immensely proud.
At the time of the LiveArea transaction, we also announced a strategic alternatives process for the remaining PFS business with a few potential outcomes. One of which was to find a great new home for our business with a larger parent company who has a strategic need for our world-class eCommerce operations capabilities.
Today, I’m very happy to announce that PFS and GXO, the world’s largest pure-play contract logistics provider, have signed a merger agreement under which GXO has agreed to purchase PFSweb, Inc. For additional details on the announcement, you can read the full press release at the link below.
PFSweb, Inc. to be Acquired by GXO Logistics, Inc.
I ask that all employees, who are able, to join Zach Thomann and I for a live, company-wide Town Hall Meeting at 9:00 AM CDT today where we will share additional details about this monumental moment in our company’s history. A meeting invite will be sent shortly with a Microsoft Teams Link to join virtually.
Naturally, many of you will have questions after an announcement like this. Due to SEC regulations, we are limited in what we can share at this time, but I assure you that we will work hard to answer all of your questions in the coming weeks and months. If you are unable to attend today’s live Town Hall Meeting, we have provided the attached Frequently Asked Questions document to help answer any questions you might have or you can reach out to your department’s executive for more information.
As we work towards closing this deal, I look forward to sharing more updates with you. Please be sure to pay attention to all communications regarding the transaction, and look for the Leadership over your area to schedule department-wide meetings soon.
I look forward to speaking with you at 9:00 AM CDT today!

Mike Willoughby
CEO
PFSweb, Inc.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Company, Parent or Merger Sub, will file with the SEC.